ReliaStar Life Insurance Company of New York
and its Separate Account NY-B

ING Rollover Choice^{SM} – NY Variable Annuity Contracts

Supplement dated April 27, 2011 to the Contract Prospectus dated May 1, 2009, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

Effective April 29, 2011, the following fund name changes apply to the individual portfolios listed below. These investment portfolios are currently open to new investments.

List of Fund Name Changes	
Former Fund Name	*Current Fund Name*
ING Van Kampen Comstock Portfolio	ING Invesco Van Kampen Comstock Portfolio
ING Van Kampen Equity and Income Portfolio	ING Invesco Van Kampen Equity and Income Portfolio